Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2007

Mr. Aldo C. Zucaro
Chairman of the Board, Chief Executive
  Officer and Director
Old Republic International Corp.
307 North Michigan Avenue
Chicago, IL 60601

     Re: Old Republic International Corp.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 1-10607

Dear Mr. Zucaro:

     We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Jim B. Rosenberg
           Senior Assistant Chief
           Accountant